Exhibit 99.5

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(expressed in thousands of United States dollars)

(Unaudited)

Consolidated Interim Statements of Financial Position (Unaudited; Expressed in thousands of U.S. dollars)

		March 31,	December 31,

	Notes	2023	2022

ASSETS
Current
Cash and cash equivalents		$229,350	$299,461
Gold bullion		990	907
Accounts receivable	14b	56,976	48,526
Inventories	6	29,707	26,633
Prepaid expenses and deposits		2,380	2,674
		319,403	378,201
Non-current
Cash in trust		1,162	1,110
Mining interests, plant and equipment	8	778,849	749,146
Investment in Associates	7b	113,149	113,527
Other long-term assets	14b	125	136

Total assets		$1,212,688	$1,242,120

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	9	$41,283	$47,282
Income tax payable		35,601	25,765
Note payable	7b	-	51,504
Current portion of long-term debt	10	12,215	15,524
Current portion of warrant liabilities	13c	823	-
Current portion of deferred revenue	12	2,729	1,606
Current portion of provisions	11	1,188	1,153
Current portion of lease obligations		2,018	2,416
		95,857	145,250
Non-current
Long-term debt	10	361,074	362,909
Warrant liabilities	13c	21,871	16,314
Deferred revenue	12	143,077	143,052
Provisions	11	23,169	20,963
Deferred income taxes		50,580	48,255
Lease obligations		3,316	3,710
Other long-term liabilities	13g	640	292

Total liabilities		699,584	740,745

Equity

Share capital	13a	715,761	715,035
Share purchase warrants	13d	9,948	10,183
Contributed surplus		180,990	180,674
Accumulated other comprehensive loss		(166,817)	(183,140)
Retained earnings (deficit)		(226,778)	(221,377)

Total equity		513,104	501,375

Total liabilities and equity		$1,212,688	$1,242,120

Commitments and contingencies	Note 14c
Subsequent Events	Note 7c, 13c, 13e, 13g

Approved by the Board of Directors and authorized for issue on May 10, 2023:

Director	Director

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Income (Loss) (Unaudited; Expressed in thousands of U.S. dollars, except per share and share amounts)

		Three months ended March 31,
	Notes	2023	2022

Revenue	15	$ 96,907	$ 101,322

Cost of sales	16	(53,705)	(46,953)
Depreciation and depletion		(7,646)	(8,236)
Social contributions		(2,404)	(3,100)

Income from mining operations		33,152	43,033

General and administrative costs		(2,235)	(6,140)
Income (loss) from equity accounting in investees	7	(3,241)	(1,032)
Share-based compensation	13h	(1,147)	(1,208)
Other income		83	-

Income from operations		26,612	34,653

Gain (loss) on financial instruments	18	(10,810)	(7,316)
Finance income		2,173	507
Interest and accretion	17	(8,881)	(6,399)
Foreign exchange gain (loss)		(2,343)	(655)

Earnings before income tax		6,751	20,790

Income tax (expense) recovery
Current		(12,583)	(16,244)
Deferred		431	692

Net (loss) earnings		$ (5,401)	$ 5,238

(Loss) earnings per share – basic	13i	$ (0.04)	$ 0.05

Weighted average number of outstanding common shares – basic		136,188,570	97,786,490

(Loss) earnings per share - diluted	13i	$ (0.04)	$ 0.05

Weighted average number of outstanding common shares – diluted		136,188,570	99,961,040

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Comprehensive Income (Unaudited; Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Notes	2023	2022

Net (loss) earnings		$(5,401)	$5,238

Other comprehensive (loss) earnings:

Items that will not be reclassified to profit in subsequent periods:

Unrealized gain on investment in Amilot ($nil tax effect)		-	2
Unrealized gain on Convertible Debentures due to change in credit risk ($nil tax effect)	10c	69	190
Actuarial loss on health plan obligation ($nil tax effect)		(341)	-
Unrealized gain on Gold Notes due to changes in credit risk (net of tax effect of $839)	10b	2,269	-

Items that may be reclassified to profit in subsequent periods:
Equity accounted investees – share of other comprehensive income	7	64	2,069
Reclassification of OCI to Net (loss) earnings due to Denarius dilution of ownership	7	536	-
Foreign currency translation adjustment (net of tax effect)		13,726	11,340

Other comprehensive earnings		16,323	13,601

Comprehensive earnings		$10,922	$18,839

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Equity (Unaudited; Expressed in thousands of U.S. dollars, except share amounts)

	Share Capital - Common Shares		Share Purchase	Contributed	Accumulated	Retained	Total
Three months ended March 31, 2023	Number	Amount	Warrants	Surplus	OCI	Earnings	Equity

At December 31, 2022	136,057,661	$715,035	$10,183	$180,674	$(183,140)	$(221,377)	$501,375
Exercise of options (Note 13e)	100,000	311	-	(72)	-	-	239
Exercise of warrants (Note 13d)	101,246	415	(235)	-	-	-	180
Stock based compensation	-	-	-	388	-	-	388
Comprehensive earnings (loss)	-	-	-	-	16,323	(5,401)	10,922
At March 31, 2023	136,258,907	$715,761	$9,948	$180,990	$(166,817)	$(226,778)	$513,104

	Share Capital - Common Shares		Share Purchase	Contributed	Accumulated	Retained	Total
Three months ended March 31, 2022	Number	Amount	Warrants	Surplus	OCI	Earnings	equity

At December 31, 2021	98,000,774	$626,042	$10,252	$177,315	$(122,696)	$(212,387)	$478,526
Exercise of warrants (Note 13cd)	183,614	869	(56)	-	-	-	813
Stock based compensation	-	-	-	404	-	-	404
Repurchase of shares	(284,201)	(1,126)	-	-	-	-	(1,126)
Dividends declared	-	-	-	-	-	(3,485)	(3,485)
Comprehensive earnings (loss)	-	-	-	-	13,601	5,238	18,839
At March 31, 2022	97,900,187	$625,785	$10,196	$177,719	$(109,095)	$(210,634)	$493,971

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

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Consolidated Interim Statements of Cash Flows (Unaudited; Expressed in thousands of U.S. dollars)

		Three months ended March 31,

	Notes	2023	2022
Operating Activities
Net income (loss)		$(5,401)	$5,238
Adjusted for the following items:
Depreciation		7,930	8,325
Loss from Investments in Associates	7	3,241	1,032
Share-based compensation	13h	1,147	1,208
Interest and accretion	17	8,881	6,399
Loss on financial instruments	18	10,810	6,866
Gain on gold in trust		(83)	-
Amortization of Deferred Revenue	12a	(733)	-
Unrealized foreign exchange loss		1,858	213
Change in provisions		357	22
Deferred and current income tax expense		12,152	15,552
Payment of PSU’s	13g	(46)	-
Payment of health obligations		(164)	(147)
Increase in cash in trust for health obligation		(28)	-
Changes in non-cash operating working capital items	19	(20,153)	(6,088)

Operating cash flows before taxes		19,768	38,620
Income taxes paid		-	(14,411)

Net cash provided by operating activities		19,768	24,209

Investing Activities
Additions to mining interests, plant and equipment (net)	8	(19,764)	(20,257)
Acquisition of interest in Soto Norte	7b	(50,000)	-
Contributions to Investments in Associates	7b,c	(2,262)	(1,316)
Capitalized interest paid		(1,307)	-
Aris Gold GLN redemption payment		-	234
Sale of gold bullion		-	2,058

Net cash used in investing activities		(73,333)	(19,281)

Financing Activities
Payment of lease obligations		(951)	(578)
Interest paid		(14,235)	(10,553)
Repayment of Gold Notes	10b	(1,847)	-
Proceeds from exercise of stock options and warrants		417	397
Repurchase of shares under NCIB		-	(1,126)
Payment of dividends on common shares		-	(3,485)

Net cash used in financing activities		(16,616)	(15,345)
Impact of foreign exchange rate changes on cash and equivalents		70	1,916

Increase in cash and cash equivalents		(70,111)	(8,501)
Cash and cash equivalents, beginning of period		299,461	323,565

Cash and cash equivalents, end of period		$229,350	$315,064

See accompanying notes to the Consolidated Financial Statements.

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

1.	Nature of Operations

Aris Mining Corporation (the “Company” or “Aris Mining”), is a company incorporated under the laws of the Province of British Columbia, Canada. On September 26, 2022, Aris Mining completed the acquisition of Aris Mining Holdings Corp. (“Aris Holdings”) (the “Aris Acquisition” or “Transaction”). The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “ARIS”. The Company’s common shares also trade in the United States on the OTCQX under the symbol “TPRFF”.

Aris Mining is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia, Guyana and Canada. Aris Mining operates the Segovia Operations and Marmato Mine in Colombia. The Company is also the operator and 20% owner of the Soto Norte Project in Colombia, with an option to increase its ownership to 50%. Aris Mining also owns the Toroparu Project in Guyana and the Juby Project in Ontario, Canada.

2.	Basis of Presentation

These condensed consolidated interim financial statements, as approved by its Board of Directors on May 10, 2023, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures or are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2022 and 2021 (“annual financial statements”), which have been prepared in accordance with IFRS as issued by the IASB.

The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.

3.	Summary of Significant Accounting Policies

Consolidation

These financial statements comprise the financial results of the Company and its subsidiaries. Details regarding the Company and its principal subsidiaries as of March 31, 2023 are as follows:

Entity	Property/ function	Registered	Functional currency (1)
Aris Mining Corporation	Corporate	Canada	USD

Aris Mining Holdings Corp.	Corporate	Canada	USD

Aris Mining Guyana Holdings	Corporate	Canada	USD

Aris Mining Segovia Holdings, S.A.	Corporate	Panama	USD

Aris Mining (Panama) Marmato Inc.	Corporate	Panama	USD

Aris Mining Segovia	Segovia Operations	Colombia	COP

Aris Mining Marmato	Marmato Mine	Colombia	COP

Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP

Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP

Aris Gold Switzerland AG	Soto Norte Interest	Switzerland	USD

ETK Inc.	Toroparu Mine	Guyana	USD

Aris Mining Toroparu Holdings Ltd.	Toroparu Mine	BVI	USD

(1)     “USD” = U.S. dollar; “COP” = Colombian peso.

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with the policies adopted by the Company. The significant accounting policies are the same as those that applied to the annual financial statements for the year ended December 31, 2022.

As disclosed in the annual financial statements, the Company adopted new amendments to IAS 1 and IFRS Practice Statement 2 – Making Materiality Judgements, IAS 8 – Definition of Accountings Estimates and IAS 12 – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction on January 1, 2023 with no impact to the Company.

4.	Significant Accounting Judgments, estimates and assumptions

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are the same as those that applied to the annual financial statements.

5.	Acquisition of Aris Gold

On September 26, 2022, the Company completed the acquisition of all of the issued and outstanding common shares of Aris Gold not already owned by the Company, with the former shareholders of Aris Gold receiving 0.5 of a common share for every one Aris Gold share held (the “Exchange Ratio”). The Company issued 38,420,690 common shares (Note 13b) to the former shareholders of Aris Gold (excluding the Company’s pre-existing holdings). Additionally, the Company adjusted the Aris Gold options, warrants, PSUs and DSUs with equivalent Aris Mining options, warrants, PSUs and DSUs with the number of such securities issuable and exercise prices adjusted by the 0.5 Exchange Ratio.

The Acquisition Date fair value of the consideration transferred consisted of the following:

Purchase Price:

Share consideration(1)	$90,317

Option consideration(2)	2,075

Listed and Unlisted Warrant consideration (“Aris Gold Warrants”)(3)(4)	8,813

PSU and DSU consideration(5)	1,106

Fair-value of interest in Aris Gold immediately prior to acquisition

Share in Aris Gold(6)	73,632

Listed and Unlisted Warrants in Aris Gold(9)(10)	3,511

Convertible Debenture(8)	35,000

Aris Gold gold-linked notes(7)	9,147
Total consideration	$223,601

(1) The fair value of 38,420,690 common shares issued to Aris Gold shareholders was determined using the Company’s share price of C$3.19 per share on the Acquisition Date.

(2) The fair value of 3,615,912 replacement options issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$4.36, expected life of 2.3 years, annualized volatility of 44.7%, dividend yield of 3.3%, and discount rate of 3.74%.

(3) The fair value of 58,168,755 replacement Listed Warrants issued was determined using the Company’s traded warrant value of C$0.20 per warrant on the Acquisition Date.

(4) The fair value of 3,300,000 replacement Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$3.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and a liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

(5) The fair value of 1,412,571 replacement PSUs and 467,352 replacement DSUs issued was determined using the Company’s share price of C$3.19 on the Acquisition Date, adjusted for the 0.5 Exchange Ratio.

(6) The fair value of the Company’s pre-existing investment in Aris Gold common shares was determined using the closing share price of Aris Gold of C$1.64 per share immediately prior to the Acquisition Date.

(7) The fair value of the Aris Gold gold-linked notes was determined using the trading price of the notes on the Acquisition Date.

(8) The fair value of the convertible note was determined to be approximated by the face value at the time of settlement, concurrent with the closing of the Transaction.

(9) The fair value of the forfeited Listed Warrants was determined using the Aris Gold traded warrant value of C$0.20 per warrant on the Acquisition Date.

(10) The fair value of the forfeited Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$6.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

5.	Acquisition of Aris Gold (cont.)

In accordance with the acquisition method of accounting, the total consideration has been allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. Except for the Juby Project, the fair values of mineral properties, deferred revenues, and long-term debt have been estimated using discounted cash flow models and the fair values of plant and equipment have been estimated using a replacement cost approach. Expected future cash flows used to determine the fair values of mineral properties and deferred revenue are based on estimates of future gold prices and projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on life of mine plans at the Acquisition Date. The Company evaluated the fair value of the Juby Project using the market multiples approach based on comparable public companies that operate in similar jurisdictions. The fair values of mineral properties, deferred revenue and long-term debt were measured at Level 3 of the fair value hierarchy.

Purchase price:

Cash and cash equivalents	$95,126

Cash in trust	400

Accounts receivable, prepaid expenses and other	10,356

Inventories	4,845

Mining interests, plant and equipment	255,857

Investment in Associate	101,685

Accounts payable and accrued liabilities	(15,502)

Long-term debt	(68,592)

Reclamation liability	(1,287)

Deferred revenue	(59,596)

Deferred consideration	(49,477)

Deferred tax liability	(49,840)

Other liabilities	(374)

Fair value of net assets acquired	$223,601

6.	Inventories

	March 31, 2023	December 31, 2022
Finished goods	$6,674	$5,647

Metal in circuit	724	167

Ore stockpiles	1,584	2,642

Materials and supplies	20,725	18,177

Total	$29,707	$26,633

During the three months ended March 31, 2023, the total cost of inventories recognized in the consolidated statement of income (loss) amounted to $53.7 million (2022 - $47.0 million). As at March 31, 2023, materials and supplies are recorded net of an obsolescence provision of $0.6 million against materials and supplies inventory (2022 - $0.6 million).

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

7.	Investments in Associates

	Percentage of ownership	Common shares	March 31, 2023	December 31, 2022
Aris Gold (a)	-	-	$-	$-
Soto Norte (b)	20.0%	1,825,721	100,611	100,772
Denarius (c)	24.9%	10,351,889	12,193	12,369
Western Atlas (d)	25.4%	29,910,588	340	381
Amilot Capital Inc.	0.0%	495,000	5	5
Total			$113,149	$113,527

The investments in common shares are accounted for using the equity method, except for Amilot which is accounted for as a financial asset and measured at FVOCI.

The gain (loss) from equity accounting in associates comprises:

	Three months ended March 31,
	2023	2022
Aris Gold (a)	$-	$1,364
Soto Norte (b)	(1,301)	-
Denarius (c)	(1,899)	(2,361)
Western Atlas (d)	(41)	(35)
Total	$(3,241)	$1,032

a) Aris Gold

On September 26, 2022, the Company completed the Transaction whereby the Company acquired the remaining 55.7% of the issued and outstanding shares of Aris Gold which it did not already own. Upon completion of the Transaction, Aris Gold became a wholly-owned subsidiary of Aris Mining. Refer to Note 5 for further details.

	Common shares	Listed Warrants	Unlisted Warrants	Gold Notes	Convertible Debenture	Total
As of December 31, 2021	$120,362	$5,838	$1,874	$9,793	$-	$137,867
Additions	-	-	-	-	35,000	35,000
Change in FVTPL	-	(3,124)	(1,078)	(115)	-	(4,317)
Principal redeemed	-	-	-	(531)	-	(531)
Gain from equity accounting	(6,093)	-	-	-	-	(6,093)
Equity share of OCI	(9,587)	-	-	-	-	(9,587)
Revaluation of Aris Gold to acquisition price	(31,050)	-	-	-	-	(31,050)
Derecognition of investment included as part of consideration in the Aris Acquisition (Note 5)	(73,632)	(2,714)	(796)	(9,147)	(35,000)	(121,289)
As at December 31, 2022	$-	$-	$-	$-	$-	$-

b) Soto Norte

The Company now has a 20% interest in the Soto Norte gold project. The Company is the operator of the joint venture company, and the joint venture partners will share project costs on a pro-rata ownership basis (“Soto Norte Project”).

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

7.	Investments in Associates (cont.)

The following table summarizes the change in the carrying amount of the Company’s investment in Soto Norte:

Amount
Investment in Associate as of December 31, 2021	$-

Acquisition of initial 20% interest in Soto Norte	101,685

Cash contributions to Soto Norte	1,266

Company’s share of the loss from the associate	(2,179)
Investment in Soto Norte as of December 31, 2022	$100,772

Company’s share of the loss from the associate	(1,300)
Cash contributions to Soto Norte	1,140
Investment in Soto Norte as of March 31, 2023	$100,611

Summarized financial information for the Soto Norte Project, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences due to accounting policies, is as follows:

Three months ended March 31, 2023	Soto Norte Project 100%
Revenues	$-
Operating expenses	4,439
Depreciation and depletion	278
Loss before finance (income) expenses and income tax	4,717

Finance expense	323
Income tax income expense	1,464
Net loss of associate	6,504

Other comprehensive (income) loss	-
Company’s equity share of the net comprehensive loss of associate – 20%	$1,301

The assets and liabilities of the Soto Norte Project are as follows:

As at March 31, 2023	Soto Norte Project 100%
Current assets	$2,658
Non-current assets	672,615
Total	675,273

Current liabilities	$2,837
Non-current liabilities	169,379
Total	172,216

Net assets	$503,057
Company’s share of the net assets of Soto Norte – 20%	$100,611

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

7.	Investments in Associates (cont.)

The Company recognized a note payable related to the deferred $50 million tranche payment due to MDC Industry Holding Company LLC. The note bears interest at 7.5%, due in full on repayment. The note is amortized using the effective interest method, resulting in an effective interest rate of 11.87%. The note was fully repaid on March 21, 2023.

As at December 31, 2022	$51,504
Interest expense	2,246
Repayment	(50,000)
Interests paid	(3,750)
As at March 31, 2023	$-

c) Denarius

During the three months ended March 31, 2023, Denarius completed a rights offering and the Company acquired 3,750,000 common shares in Denarius for cash consideration of $1.1 million, decreasing its equity interest in Denarius to approximately 24.9% as at March 31, 2023 (December 31, 2022 – 31.8%).

The following table summarizes the change in the carrying amount of the Company’s investment in Denarius:

	Common shares	Warrants	Total
As of December 31, 2021	$15,740	$5,627	$21,367
Additions	2,625	-	2,625
Change in FVTPL	-	(5,050)	(5,050)
Company’s share of the loss from the associate	(4,443)	-	(4,443)
Equity share of other comprehensive loss	(1,962)	-	(1,962)
Exchange difference	-	(165)	(165)
As of December 31, 2022	$11,960	$412	$12,372
Additions	1,122	-	1,122
Change in FVTPL (Note 18)	-	(1)	(1)
Company’s share of the loss from the associate	(220)	-	(220)
Loss on dilution	(1,680)		(1,680)
Equity share of other comprehensive loss	600	-	600
Investment in Denarius as of March 31, 2023	$11,783	$411	$12,193
(1)	Subsequent to March 31, 2023, Denarius completed a private placement in which the Company did not participate, as a result the Company’s ownership reduced from 24.9% to 17.2%.

d) Western Atlas

The following table summarizes the change in the carrying amount of the Company’s investment in Western Atlas:

	Common shares	Warrants	Total
As of December 31, 2021	$596	$14	$610
Company’s share of the loss from the associate	(215)	-	(215)
Change in FVTPL	-	(14)	(14)
As of December 31, 2022	$381	$-	$381
Company’s share of the loss from the associate	(41)	-	(41)
Investment in Western Atlas as of March 31, 2023	$340	$-	$340

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	Mining Interests, Plant & Equipment

		Mineral Properties
		Depletable	Non-Depletable
	Plant and equipment	Operations	Development projects	Exploration projects	Total
Cost
Balance at December 31, 2022	$182,566	$292,386	$153,540	$503,759	$1,132,251
Additions (1)	4,325	6,343	3,881	5,244	19,793
Disposals	(36)	-	-	-	(36)
Transfers	-	(98)	-	98	-
Change in decommissioning liability	-	274	-	-	274
Capitalized interest	-	-	3,379	-	3,379
Exchange difference	5,794	14,155	2,478	322	22,749
Balance at March 31, 2023	$192,649	$313,060	$163,278	$509,423	$1,178,410
Accumulated Depreciation
Balance at December 31, 2022	$(60,844)	$(142,785)	$-	$(179,476)	$(383,105)
Depreciation	(3,050)	(5,215)	-	-	(8,265)
Disposals	17	-	-	-	17
Exchange difference	(2,640)	(5,568)	-	-	(8,208)
Balance at March 31, 2023	$(66,517)	$(153,568)	$-	$(179,476)	$(399,561)

Net book value at December 31, 2022	$121,722	$149,601	$153,540	$324,283	$749,146
Net book value at March 31, 2023	$126,132	$159,492	$163,278	$329,947	$778,849

		Mineral Properties
		Depletable	Non-Depletable
	Plant and equipment	Operations	Development projects	Exploration projects	Total
Cost
Balance at December 31, 2021	$140,367	$249,320	$-	$454,321	$844,008
Additions	53,248	33,315	4,641	27,641	118,845
Acquisition of Aris Gold (Note 5)	17,871	64,258	149,936	23,792	255,857
Disposals	(3,500)	-	-	-	(3,500)
Transfers	-	862	-	(862)	-
Change in decommissioning liability	-	645	-	-	645
Capitalized interest	-	47	3,862	-	3,909
Exchange difference	(25,420)	(56,061)	(4,899)	(1,133)	(87,513)
Balance at December 31, 2022	$182,566	$292,386	$153,540	$503,759	$1,132,251
Accumulated Depreciation
Balance at December 31, 2021	$(59,599)	$(149,155)	$-	$(179,476)	$(388,230)
Depreciation	(13,449)	(20,642)	-	-	(34,091)
Disposals	1,273	-	-	-	1,273
Derecognition of assets	(1,311)	-	-	-	(1,311)
Exchange difference	12,242	27,012	-	-	39,254
Balance at December 31, 2022	$(60,844)	$(142,785)	$-	$(179,476)	$(383,105)

Net book value at December 31, 2021	$80,768	$100,165	$-	$274,845	$455,778
Net book value at December 31, 2022	$121,722	$149,601	$153,540	$324,283	$749,146
(1)	Additions includes a $2.2 million payment to a related party, Denarius Metals Corp for the rights to the Guia Antigua exploration property.

Page  |   13

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	Mining Interests, Plant & Equipment (cont.)

The capitalized interest is broken down as follows:

	March 31, 2023	December 31, 2022

Capitalized Interest – Gold Notes	$1,985	$1,991
Capitalized Interest – Deferred Revenue (Note 12)	1,881	1,871
Capitalized Interest – Income	(487)	47
Total	$3,379	$3,909

Plant and equipment as of March 31, 2023 include right of use (“ROU”) assets with a net book value of $4.9 million (December 31, 2022 - $5.4 million).

9.	Accounts Payable and Accrued Liabilities

	March 31, 2023	December 31, 2022

Trade payables related to operating, general and administrative expenses	$21,905	$35,740
Trade payables related to capital expenditures	2,131	2,160
Other provisions and accrued liabilities	13,804	6,475
Acquisitions of mining interests	1,689	1,609
DSU liability (Note 13f)	1,191	826
Other taxes payable	563	472
Total	$41,283	$47,282

10.	Long-term Debt

	March 31, 2023	December 31, 2022

Senior Notes (a)	$293,558	$298,107
Gold Notes (b)	64,904	67,145
Convertible Debentures (c)	14,827	13,182
Total	373,289	378,434
Less: current portion	(12,215)	(15,525)
Non-current portion	$361,074	$362,909

a) Senior Unsecured Notes due 2026 (“Senior Notes”)

The key terms of the Senior Notes are summarized in the annual financial statements.

Amount

Carrying value of the debt as at December 31, 2022	$295,796

Interest expense accrued	20,625

Interest expense paid	(20,625)

Accretion of discount (Note 17)	2,311

Carrying value of the debt as at December 31, 2022	$298,107

Interest expense accrued	5,157

Interest expense paid	(10,313)

Accretion of discount (Note 17)	607

As at March 31, 2023	293,558

Less: current portion, represented by accrued interest	(2,979)

Non-current portion as at March 31, 2023	$290,579

Page  |  14

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

10.	Long-term Debt (cont.)

b) Gold Notes

The key terms of the Gold Notes are summarized in the annual financial statements. The amount of trading in the Gold Notes is not considered to constitute an active market, and therefore the fair value of the Gold Notes has been determined based on a valuation model using Level 2 inputs, including gold price volatility, forward gold prices, credit spread and forward yield curves.

	Number of Gold Notes	Amount

Acquisition of Aris Gold’s gold-linked note liability	67,926,572	$68,592

Repayments	(1,920,226)	(1,847)

Change in fair value through profit and loss	-	(910)

Change in fair value through other comprehensive income due to changes in credit risk	-	1,310

Fair value allocated to Gold Notes as at December 31, 2022	66,006,346	$67,145

Repayments	(1,847,315)	(1,847)

Change in fair value through profit and loss	-	2,714

Change in fair value through other comprehensive income due to changes in credit risk	-	(3,108)

As at March 31, 2023	64,159,031	64,904

Less: current portion	(9,235,945)	(9,236)
Non-current portion as at March 31, 2023	54,923,086	$55,668

Payments made to Gold Note holders are as follows:

	Three months ended March 31,
	2023	2022

Repayments	$1,847	$1,920
Gold premiums	569	490
Interest payment	1,281	1,262

As at March 31, 2023, there were 500 ounces of gold held in the Gold Trust Account with a carrying value of $1.0 million.

c) Convertible Debentures

	Number of Debentures	Amount

As at December 31, 2021	18,000	$19,466

Change in fair value through profit and loss	-	(4,552)

Change in FVOCI due to changes in credit risk	-	(546)

Exchange difference	-	(1,186)

As at December 31, 2022	18,000	$13,182

Change in fair value through profit and loss (Note 18)	-	1,714

Change in FVOCI due to changes in credit risk	-	(69)
Non-current portion as at March 31, 2023	18,000	$14,827

As at March 31, 2023, a total of C$18.0 million in aggregate principal amount ($13.3 million) of convertible unsecured subordinated debentures (“Convertible Debentures”) are issued and outstanding. The Convertible Debentures mature on April 5, 2024 have a conversion price of C$4.75 and bear interest at a rate of 8.00% per annum, payable monthly in cash in arrears.

The Convertible Debentures are a financial liability and have been designated at FVTPL. At March 31, 2023, the fair value of the Convertible Debentures has been determined using the binomial pricing model and Level 2 inputs, including share price volatility, risk free interest rate and credit spread.

Page  |  15

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11.	Provisions

A summary of changes to the provision is as follows:

	Reclamation and rehabilitation	Environmental fees	Health plan obligations	Total

As at December 31, 2022	$9,540	$4,299	$8,277	$22,116

Recognized in period	-	13	-	13

Change in assumptions	274	-	683	957

Remediation payment	(25)	-	(139)	(164)

Accretion expense (Note 17)	166	19	332	517

Exchange difference	384	171	363	918

As at March 31, 2023	$10,339	$4,502	$9,516	$24,357

Less: current portion	(554)	(89)	(545)	(1,188)

Non-current portion as at March 31, 2023	$9,785	$4,413	$8,971	$23,169

a)	Reclamation and rehabilitation provision

As of March 31, 2023, the Company estimated the undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Marmato Upper Mine within its Zona Baja mining license to be COP 24.1 billion (December 31, 2022 – COP 24.1 billion), equivalent to $5.2 million at the March 31, 2023 exchange rate (December 31, 2022 - $5.0 million).

As of March 31, 2023, the Company estimated the undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Segovia Operations to be COP 63.7 billion (December 31, 2022 – COP 64.9 billion), equivalent to $13.8 million at the March 31, 2023 exchange rate (December 31, 2022 - $13.5 million).

The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate
Marmato Mine	2023-2042	2.97%	12.01%

Segovia Operations	2023-2030	2.71%	11.31%

b)	Environmental fees

The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins.

In July 2013, Corantioquia, the local environmental authority in Segovia, issued a resolution assessing fees totalling COP 29.5 billion (equivalent to approximately $6.4 million at the March 31, 2023 exchange rate) for environmental discharges in 2010 and 2011 at tariff rates that significantly exceeded the applicable rates that the Company believes were in effect for those particular periods. In November 2013, after further appeal to Corantioquia to appropriately amend the assessments, the Company initiated proceedings in the Colombian judicial system to seek a reduction in the assessed fees. The matter is currently still in process in the judicial system. The Company has a provision in the amount of COP 13.7 billion (approximately $3.0 million at the March 31, 2023 exchange rate) related to the present value of its best estimate of the potential liability for these fees (December 31, 2022 – COP 13.7 billion equivalent to approximately $2.8 million).

Page  |  16

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11.	Provisions (cont.)

The Company’s operations are monitored by Corantioquia in accordance with its environmental management plan and may be subject to investigations of its performance under the plan. The Company has taken steps over the years through capital investments in its gold processing plant, a water treatment facility and the expansion of its tailings storage facilities to minimize and eliminate effluent discharges and improve atmospheric emissions. In September 2021, the Company received notice from Corantioquia of a sanction in the amount of COP 5.1 billion (equivalent to approximately $1.1 million) related to an investigation of effluent discharges in 2016 that is currently under appeal from the Company. At March 31, 2023, the Company has a provision in the amount of $1.1 million (December 31, 2022 - $1.1 million) related to the present value of its best estimate of the potential liability for fees associated with this sanction and other investigations currently in process related to incidents in 2016 to 2018 for which Corantioquia has not yet reached a conclusion. There can be no assurance that ongoing or future investigations of the Company’s performance under its environmental management plan will not result in the assessment of fees and/or fines. In such cases, the Company will review the basis of environmental assessments and file appeals, if deemed appropriate for the circumstances, to reduce or cancel the amounts assessed.

c)	Health plan obligations

The Company has an obligation in connection with the 2010 acquisition of the assets of the Segovia Operations, as part of its purchase consideration, to fund the obligatory ongoing health premiums related to the participants of the previous owner’s pension plan. The health plan obligation of COP 43.1 billion (approximately $9.3 million) is based on an actuarial report prepared as at December 31, 2022 with an inflation rate of 11.1% and a discount rate of 15.5%. The Company is currently paying approximately COP 0.2 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At March 31, 2023, non-current cash in trust includes approximately $0.6 million deposited in a restricted cash account as security against this obligation (December 31, 2022 - $0.6 million).

12.	Deferred Revenue

	March 31, 2023	December 31, 2022
Marmato (a)	$61,806	$60,658
Toroparu (b)	84,000	84,000
Total	$145,806	$144,658
Less: current portion	(2,729)	(1,606)
Non-current portion	$143,077	$143,052

a)	Marmato

As part of the Aris Acquisition, the Company acquired the deferred revenue associated with Aris Gold’s Precious Metals Purchase Agreement (the “Marmato PMPA”) with WPMI. Under the terms of the agreement, the remaining $122 million receivable under the Marmato PMPA will be received in three installments as the development of the Lower Mine progresses. The key terms of the Marmato PMPA are summarized in the annual financial statements.

The contract will be settled by the Company delivering precious metal credits to WPMI. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the PMPA. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Accretion will be capitalized to the Marmato Lower Mine (Note 8).

Page  |  17

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

12.	Deferred Revenue (cont.)

A summary of changes to the deferred revenue balance is as follows:

Total
As at December 31, 2021	$-
Acquisition of Aris Gold’s deferred revenue liability	59,596
Recognition of revenue on ounces delivered	(828)
Accretion	1,890
As at December 31, 2022	$60,658
Recognition of revenue on ounces delivered	(737)
Cumulative catch-up adjustment	4
Accretion	1,881
As at March 31, 2023	$61,806
Less: current portion	(2,729)
Non-current portion as at March 31, 2023	$59,077

The following are the key inputs for the Marmato PMPA contract as of March 31, 2023:

Key inputs in the estimate	March 31, 2023	December 31, 2022
Estimated financing rate	12.50%	12.50%
Long-term gold price	$1,672 - $1,840	$1,700-$1,750
Long-term silver price	$22.11 - $23.43	$20.51-$22.50
Construction milestone timelines	2023 - 2024	2023-2024

b)	Toroparu

The Company is also party to a Precious Metals Purchase Agreement (“Toroparu PMPA”) with WPMI. The key terms of the Toroparu PMPA are summarized in the annual financial statements.

The Company recorded deferred revenue of $84.0 million, all non-current, at the acquisition date which represents the net present value of the estimated future cash flows attributable to expected future gold and silver deliveries to Wheaton.

13.	Share Capital

a)	Authorized

Unlimited number of common shares with no par value.

b)	Issued and fully paid

As at March 31, 2023, the Company had 136,258,907 common shares issued and outstanding (December 31, 2022 – 136,057,661 common shares). During the three months ended March 31, 2023, the Company issued a total of 100,000 common shares for the exercise of stock options and 101,246 common shares for the exercise of warrants.

On September 26, 2022 the Company completed the acquisition of Aris Gold (Note 5) through the issuance of 38,420,690 common shares to the former shareholders of Aris Gold.

Page  |  18

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

c)	Share Purchase Warrants – liability classified

The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the three months ended March 31, 2023:

	Common shares issuable	Amount
2019 PP Unlisted Warrants – exercise price C$5.40, exercisable until Nov 5, 2023
As at December 31, 2021	3,260,870	$3,695
Fair value adjustment	-	(3,336)
Balance at December 31, 2022	3,260,870	$359
Fair value adjustment (Note 18)	-	464
Balance at March 31, 2023	3,260,870	$823
2020 PP Unlisted Warrants – exercise price of C$6.50, exercisable until Feb 6, 2023
As at December 31, 2021	7,142,857	$3,060
Fair value adjustment	-	(3,053)
Balance at December 31, 2022	7,142,857	$7
Expired (Note 18)	(7,142,857)	(7)
Balance at March 31, 2023	-	$-
Listed Warrants (1) – exercise price C$2.21, exercisable until April 30, 2024
As at December 31, 2021	10,304,455	$25,440
Exercised	(240,200)	(612)
Fair value adjustment	-	(15,161)
Balance at December 31, 2022	10,064,255	$9,667
Exercised	(500)	(1)
Fair value adjustment (Note 18)	-	5,061
Balance at March 31, 2023	10,063,755	$14,727
Aris Unlisted Warrants (2) – exercise price C$6.00, exercisable until Dec 19, 2024
As at December 31, 2021	-	$-
Replacement warrants for Aris Acquisition	1,650,000	238
Fair value adjustment	-	350
Balance at December 31, 2022	1,650,000	$588
Fair value adjustment (Note 18)	-	107
Balance at March 31, 2023	1,650,000	$695
Aris Listed Warrants (2) – exercise price C$5.50, exercisable until Jul 29, 2025
As at December 31, 2021	-	$-
Replacement warrants for Aris Acquisition	29,084,377	8,573
Fair value adjustment	-	(2,880)
Balance at December 31, 2022	29,084,377	$5,693
Fair value adjustment (Note 18)	-	756
Balance at March 31, 2023	29,084,377	$6,449
Balance at December 31, 2022 – total warrant liabilities		$16,314
Balance at March 31, 2023 – total warrant liabilities		$22,694
Less: current portion		(823)
Non-current portion as at March 31, 2023		$21,871
(1)	Subsequent to March 31, 2023, 381,200 warrants were exercised with an exercise price of C$2.21.
(2)	Number of replacement warrants and exercise price have been adjusted by the share Exchange Ratio of 0.5.

Valuation inputs for Unlisted Warrants

The fair value of the Unlisted Warrants was determined using the Black-Scholes option pricing model and Level 2 fair value inputs as follows:

Valuation Inputs	Aris Unlisted Warrants	2019 PP Warrants
Expected volatility	48%	55%
Liquidity discount	6%	6%
Risk-free interest rate	3.74%	3.74%
Expected life of warrants	1.7 years	0.6 years
Expected dividend yield	0%	0%

Page  |  19

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

d)	Share Purchase Warrants – equity classified

The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated equity classified warrants during the three months ended March 31, 2023:

Common shares issuable

As at December 31, 2021	6,488,712

Exercised/expired in the period (1)	(1,468,807)

As at December 31, 2022	5,019,905

Exercised/expired in the period (2)	(208,155)

Balance at March 31, 2023	4,811,750
(1)	Resulted in the issuance of 46,899 common shares of the Company based on the Exchange Ratio at the Acquisition Date. The exercise price per Gold X Warrant exercised averaged C$3.17.
(2)	The exercise price per Gold X Warrant exercised averaged C$2.37.

The table below summarizes information about the equity classified warrants issued and outstanding as at March 31, 2023:

Expiry	Warrants outstanding	Common shares issuable	Exercise price C$/common shares issuable

July 20, 2023	2,640,500	1,834,619	4.61
June 12, 2024	1,070,750	743,957	1.90
August 27, 2024	3,214,125	2,233,174	4.03
Balance at March 31, 2023	6,925,375	4,811,750	$ 3.92

e)	Stock option plan

The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis.

A summary of the change in the stock options outstanding during the periods ended March 31, 2023 and December 31, 2022 is as follows:

	Options	Weighted average
	outstanding	exercise price (C$)
Balance at December 31, 2021	2,482,332	$ 4.49
Options granted	1,691,000	5.70
Replacement options for Aris Acquisition (Note 5)	3,615,912	4.36
Exercised (4)	(194,999)	2.55
Expired or cancelled	(880,739)	5.01
Balance at December 31, 2022	6,713,506	$ 4.71
Options granted	1,691,964	4.03
Exercised (3)	(100,000)	3.16
Expired or cancelled	(139,000)	5.62
Balance at March 31, 2023 (1)(2)	8,166,470	$ 4.54

(1)

Subsequent to March 31, 2023, 200,000 stock options were exercised with an exercise price of C$3.16 per common share, and 27,941 stock options were exercised with an exercise price of C$3.80 per common share.

(2)	Subsequent to March 31, 2023, 40,015 stock options were cancelled and 40,000 stock options expired.
(3)	The weighted average share price at the date stock options were exercised was C$4.53.
(4)	The weighted average share price at the date stock options were exercised was C$5.45.

Page  |  20

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

A summary of the inputs used in the determination of the fair values of the stock options granted in the periods ended March 31, 2023 and December 31, 2022, using the Black-Scholes option pricing model, is as follows:

	February 12, 2021	April 6, 2021	January 26, 2022	March 23, 2022	April 1, 2022	June 1, 2022	January 12, 2023
Total options issued	651,101	4,439	600,000	702,257	1,091,000	208,115	1,691,964
Market price of shares at grant date	C$6.20	C$4.70	C$5.45	C$3.80	C$5.84	C$3.72	C$4.03
Exercise price	C$6.20	C$4.70	C$5.45	C$3.80	$5.84	C$3.72	C$4.03
Dividends expected	Nil	Nil	3.30%	Nil	3.29%	Nil	Nil
Expected volatility	38.64%	38.64%	55.33%	45.43%	54.49%	52.22%	58.36%
Risk-free interest rate	3.77%	3.77%	1.22%	3.74%	2.24%	3.74%	3.67%
Expected life of options	1.4 years	1.5 years	4.3 years	2.5 years	2.5 years	2.7 years	3.0 years
Vesting terms	2 years (1)	2 years (1)	2 years	2 years (1)	1 year	2 years (1)	2 years (1)

(1)	50% of the options vest one year after issue date, the remaining 50% vest two years after issue date.

The table below summarizes the stock options outstanding and the common shares issuable as at March 31, 2023:

			Remaining contractual	Exercise price
Expiry date	Outstanding	Vested stock options	life in years	(C$/share)
14-Jun-23	375,000	375,000	0.2	$ 3.16
01-Apr-24	255,000	255,000	1	3.67
01-Apr-25	500,000	500,000	2	4.05
02-Jul-25	50,000	50,000	2.3	6.88
01-Apr-26	853,000	853,000	3	6.04
26-Jan-27	95,000	47,500	3.8	5.45
01-Apr-27	908,000	737,000	4	5.84
12-Feb-24	548,205	548,205	0.9	6.20
06-Apr-24	4,439	2,220	1	4.70
01-Mar-25	1,995,000	1,995,000	1.9	4.00
23-Mar-25	627,747	327,847	2	3.80
01-Jun-25	208,115	-	2.2	3.72
26-Jun-25	55,000	55,000	2.2	5.00
12-Jan-26	1,691,964	-	2.8	4.03
Balance at March 31, 2023	8,166,470	5,745,772	2.18	$ 4.55

f)	DSUs

A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the three month period ended March 31, 2023 and the year ended December 31, 2022 is as follows:

	Units	Amount
Balance at December 31, 2021	705,880	$2,979
Granted and vested during the period	273,630	766
Paid	(879,368)	(2,291)
Replacement DSUs for Aris Acquisition (Note 5)	233,676	549
Share-based compensation expense	-	(1,127)
Exchange difference	-	(50)
Balance at December 31, 2022	333,818	$826
Granted and vested during the period	52,729	162
Share-based compensation expense	-	203
Balance at March 31, 2023	386,547	$1,191

The DSU liability at March 31, 2023 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$4.17 ($3.08) (December 31, 2022—C$3.40 ($2.51)) per share.

In connection with the Aris Acquisition (Note 5), the Company’s non-executive directors ceased to be directors on September 26, 2022. As a result, their unvested DSUs vested immediately, and the Company paid a total of $2.3 million in cash to the departing directors in settlement of a total of 879,368 DSUs.

Page  |  21

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

g)	PSUs

A summary of changes to the PSU liability, included in other long-term liabilities, during the period ended March 31, 2023 and the year ended December 31, 2022 is as follows:

	Units	Amount
Balance at December 31, 2021	378,613	$1,200
Unvested PSUs recognized in the period	191,433	605
Paid	(570,046)	(1,777)
Replacement PSUs for Aris Acquisition (Note 5)	706,286	557
Change in fair value	-	(293)
Balance at December 31, 2022	706,286	$292
Unvested PSUs recognized in the period	764,833	275
Vested PSUs recognized in the period	-	28
Paid	(30,325)	(46)
Change in fair value	-	91
Balance at March 31, 2023	1,440,794	$640

In connection with the Aris Acquisition (Note 5), the Company’s former executives ceased to be executives on September 26, 2022. As a result, their unvested PSUs vested immediately, and the Company paid a total of $1.2 million in cash to the departing directors in settlement of a total of 436,197 PSUs.

h)	Share-based compensation expense

	Three months ended March 31,
	2023	2022
Stock-option expense	$ 388	$ -
DSU expense	365	396
PSU expense	394	501
Stock options granted by the Company	-	311
Total	$ 1,147	$ 1,208

i)	Earnings (loss) per share

	March 31, 2023			March 31, 2022
	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share
Basic EPS	136,188,570	$ (5,401)	$ (0.04)	97,786,490	$5,238	$0.05
Effect of dilutive stock-options	-	-		574,862	-
Effect of Convertible Debenture	-	-		-	-
Effect of dilutive warrants	-	-		1,599,688	(218)
Diluted EPS	136,188,570	$ (5,401)	$ (0.04)	99,961,040	$5,020	$0.05

Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Share Capital (cont.)

The following table lists the number of warrants, stock options and the Convertible Debenture which were excluded from the computation of diluted earnings per share. Instruments were excluded because either the exercise prices exceeded the average market value of the common shares or the impact of including the in the money securities were anti-dilutive to EPS in the period ended March 31, 2023.

	Three months ended March 31,
	2023	2022
Stock options	2,307,925	50,000
Warrants	35,829,866	8,672,174
Convertible Debenture	3,789,474	-

14.	Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)	Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and Soto Norte deferred payment approximate their carrying values due to their short-term nature.

The Senior Unsecured Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Unsecured Notes have been assessed using the trading value of the bonds on the Singapore exchange which indicate a fair market value of $236.0 million.

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and Gold Notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	March 31, 2023		December 31, 2022
	Level 1	Level 2	Level 1	Level 2
Gold Notes (Note 10b)	$-	$64,904	$-	$67,145
Warrant liabilities (Note 13c)	11,847	1,518	15,360	954
DSU and PSU liabilities (Note 13f,g)	1,191	640	826	293
Investments and other assets (Note 7c)	411	-	412	-
Convertible Debentures (Note 10c)	-	14,827	-	13,182
Total	$13,449	$81,889	$16,598	$81,574

At March 31, 2023, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14.	Financial Risk Management (cont.)

b)	Credit risk

	March 31, 2023	December 31, 2022
Trade	$14,800	$13,576
VAT receivable	36,726	30,489
Other, net of allowance for doubtful accounts	5,575	4,597
Total	$57,101	$48,662

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing and annual collection process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at March 31, 2023 the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to an international customer from whom it receives 99.5% of the sales proceeds shortly upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter. The majority of trade receivables have been collected subsequent to March 31, 2023.

c)	Liquidity risk

The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at March 31, 2023. The Company’s undiscounted commitments, including interest, at March 31, 2023 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$76,884	$-	$-	$-	$76,884
Reclamation and closure costs	567	4,956	2,306	14,096	21,925
Lease payments	2,478	2,291	557	1,249	6,575
Gold Notes	18,947	53,598	36,196	-	108,741
Senior unsecured notes	20,625	42,969	305,156	-	368,750
Convertible Debentures	1,047	13,083	-	-	14,130
Other contractual commitments	1,637	1,894	-	55,400	58,931
Total	$122,185	$118,791	$344,215	$70,745	$655,936

Following receipt of funds under the Marmato and Toroparu PMPA, Aris Mining’s silver and gold production from the Marmato and Toroparu Mine is subject to the terms of the PMPA with WPMI. Refer to Note 12 for details on the obligations to WPMI.

Claims

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14.	Financial Risk Management (cont.)

d)	Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

●

Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss) .

●

Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the consolidated statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2022 and 2021, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s net assets denominated in Canadian dollars, Colombian pesos (in US dollar equivalents) and Guyanese dollar (in US dollar equivalents) as of March 31, 2023 and December 31, 2022, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	March 31, 2023	Impact of a 10% Change	December 31, 2022	Impact of a 10% Change
Canadian Dollars (C$)	(14,143)	(1,287)	(26,383)	(2,638)
Colombian Peso (COP)	(25,065)	(2,279)	(19,257)	(1,926)
Guyanese Dollar (GYD)	(2,046)	(187)	(2,498)	(250)

e)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 10). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes.

Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:

●	the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
●

the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at March 31, 2023 the Company had no outstanding commodity hedging contracts in place.

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.	Revenue

	Three months ended March 31,
	2023	2022
Gold in dore	$91,864	$99,783
Silver in dore	1,109	1,539
Metals in concentrate	3,934	-
Total	$96,907	$101,322

16.	Cost of Sales

	Three months ended March 31,
	2023	2022
Production costs	$50,295	$43,724
Royalties	3,410	3,229
Total	$53,705	$46,953

17.	Interest and Accretion

	Three months ended March 31,
	2023	2022
Interest expense	$7,687	$5,420
Financing fees	(34)	-
Accretion of Senior Notes (Note 10a)	607	561
Accretion of lease obligations	104	83
Accretion of provisions (Note 11)	517	335
Total	$8,881	$6,399

18.	Gain (loss) on Financial Instruments

	Three months ended March 31,
	2023	2022
Financial Assets
Aris Gold Unlisted Warrants	$-	$(455)
Aris Gold Listed Warrants	-	(1,413)
Denarius Warrants (Note 7c)	(1)	-
Embedded derivative asset in Senior Notes (Note 10a)	-	(933)
Other gain (loss) on financial instruments	2	(68)
	1	(2,869)
Financial Liabilities
Gold Notes (Note 10b)	(2,714)	-
Convertible Debentures (Note 10c)	(1,714)	(681)
Unlisted Warrant liability (Note 13c)	(459)	(19)
Listed Warrant liability (Note 13c)	(5,061)	(3,747)
Aris Unlisted warrants (Note 13c)	(107)	-
Aris Listed warrants (Note 13c)	(756)	-
	(10,811)	(4,447)
Total	$(10,810)	$(7,316)

19.	Changes in Non-cash Operating Working Capital Items

	Three months ended March 31,
	2023	2022
Accounts receivable	$(6,978)	$(4,942)
Inventories	(1,965)	1,651
Prepaid expenses and deposits	365	(884)
Accounts payable and accrued liabilities	(11,575)	(1,913)
Total	$(20,153)	$(6,088)

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Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2023 and 2022 (Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

20.	Related Party Transactions

Further to the related party transaction described in Note 8, Aris Mining entered into a related party transaction with Denarius Metals Corp to purchase the rights to the Guia Antigua exploration property for $2.2 million.

Key management personnel compensation

	Three months ended March 31,
	2023	2022
Short-term employee benefits	$993	$1,226
Share-based compensation	718	1,039
Total	$1,711	$2,265

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

21.	Segment Disclosures

Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Segovia Operations and Marmato Mine in Colombia, its Toroparu Project in Guyana, its Soto Norte Project in Colombia and its corporate functions in Canada and Panama as its reportable segments.

	Segovia	Marmato	Toroparu	Soto Norte	Corporate and Other	Total
Three months ended March 31, 2023
Revenue	$88,854	$8,053	$-	$-	$-	$96,907
Cost of sales	(44,083)	(9,622)	-	-	-	(53,705)
Segment net income (loss)	18,662	(1,233)	-	(1,301)	(21,529)	(5,401)
Capital expenditures	9,973	5,130	4,654	-	-	19,757
Three months ended March 31, 2022
Revenue	$101,322	$-	$-	$-	$-	$101,322
Cost of sales	(46,953)	-	-	-	-	(46,953)
Segment net income (loss)	27,147	-	-	-	(21,909)	5,238
Capital expenditures	11,179	-	6,869	-	-	18,048
As at March 31, 2023
Total assets	$237,845	$281,921	$339,580	$100,612	$252,730	$1,212,688
Total liabilities	(88,144)	(121,366)	(87,821)	(14)	(402,239)	(699,584)
As at Dec 31, 2022
Total assets	$222,356	$248,221	$334,456	$100,772	$336,315	$1,242,120
Total liabilities	(70,116)	(120,725)	(88,749)	(52,006)	(409,149)	(740,745)

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